

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2013

Via E-mail
Xingxue Tong
President and Chief Executive Officer
LDK Solar Co., Ltd.
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People's Republic of China

> **Re: LDK Solar Co., Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2012**
> **Filed May 13, 2013**
> **File No. 001-33464**

Dear Mr. Tong:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

<u>We are operating with a significant working capital deficit…, page 9</u>

1.   We refer to your disclosure on page 105 regarding your liquidity plan and your disclosure that you have successfully negotiated renewals of some of your indebtedness with banks and financial institutions based in China. Given your risk factor disclosure that you may be unable to successfully renew outstanding loans in the future, please tell us and disclose in future filings as appropriate what portion of your indebtedness has been renegotiated and what portion of your indebtedness will need to be renegotiated in the future. With respect to the portion of your indebtedness that needs to be renegotiated with institutions that have not previously renegotiated your indebtedness, please tell us if there are any known differences in the factors that those institutions may consider when renegotiating your indebtedness as compared to the factors that the banks and institutions who have already agreed to renew your indebtedness took into consideration when they agreed to renegotiate your indebtedness.

2.   We also note your disclosure in this risk factor that you are restricted from incurring additional indebtedness under your 2014 Notes. However, we also see from footnote 16 to your financial statements that you entered into a supplemental indenture on December 24, 2012 that allows you to incur additional indebtedness subject to various terms and conditions. Please tell us, and confirm that your future filings, as applicable, will indicate, whether you are in compliance with the existing terms of the 2014 Notes for any additional financings that you have undertaken, such as the recent financing described in your Form 6-K filed on November 22, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller, reviewing attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director